EXHIBIT 99.1

Cronos Group Issues Statement on Separately Announced IPO of Cronos Australia

TORONTO, Oct. 16, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today noted the separately announced AUD$20 million initial public offering of Cronos Australia Limited (“Cronos Australia”). Under the offering, Cronos Australia is expected to issue 40 million new shares at an offering price of AUD$0.50 per share (the “Cronos Australia IPO”) ahead of its planned listing on the Australian Securities Exchange in November 2019.

Established in February 2018, Cronos Australia is a 50/50 joint venture between Cronos Group and NewSouthern Capital Pty Ltd., and is led by Rodney Cocks and Peter Righetti.  The launch marked a significant milestone in Cronos Group’s commitment to advancing cannabis research and producing and distributing products and brands at a global scale.

Mike Gorenstein, Cronos Group’s Chairman, President and Chief Executive Officer, said, “We are excited by this offering, which enables Cronos Group to unlock value for our stakeholders while also continuing to participate in Cronos Australia’s growth as they work to become the market leader for medicinal cannabis in the Asia-Pacific region.”

Upon completion of the Cronos Australia IPO, Cronos Group is expected to hold approximately 31 percent of the issued capital of Cronos Australia, and Cronos Australia is expected to have an initial market capitalization of approximately AUD$64.4 million.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The shares of Cronos Australia have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™, and Lord Jones™, a hemp-derived cannabidiol (CBD) personal care brand. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com; www.lordjones.com.

Forward-Looking Statements
This news release contains “forward‐looking information” and “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward‐looking information.  In some cases, forward‐looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward‐looking statements.  Some of the forward‐looking statements contained in this press release include anticipated benefits and terms of the Cronos Australia IPO, the issuance of new Cronos Australia shares, the completion and timing of the Cronos Australia IPO and planned listing on the Australian Securities Exchange, the market capitalization of Cronos Australia following completion of the Cronos Australia IPO, Cronos Group’s ownership in Cronos Australia following completion of the Cronos Australia IPO and the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property.  Forward‐looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties (including the marketability of Cronos Australia’s shares) and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward‐looking statements and the forward‐looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.  The forward‐looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward‐ looking statements.  Readers are cautioned not to put undue reliance on these forward‐looking statements.

Cronos Group Contact
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com